Mail Stop 3561


      September 8, 2005


Via U.S. Mail and Fax
Don Dallape
Chairman and CEO
Execute Sports, Inc.
1284 Puerta Del Sol, Suite 150
San Clemente, CA 92673


	Re:	Execute Sports, Inc.
		Amendment No. 1 to the Form SB-2
		Filed August 30, 2005
		File No. 333-125868


Dear Mr. Dallape:

      We have reviewed your filing and your August 30, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments.
If
you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the First Amendment to the Form SB-2.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Amendment No. 1 to the Form SB-2

General

1. Please move your discussion of your change in auditors from page 6 to Item 23 of the Form SB-2.

2. It is unclear why the letter filed from your former auditors as
Exhibit 16 references a Form 8-K.  Please advise.

Prospectus Cover Page, page 3

3. Your disclosure changes in response to our prior comment 18 mistakenly convey that your offering is now a minimum/maximum offering. Since you affirmatively state on your prospectus cover page that "there is no minimum number of shares that we have to sell pursuant to this offering," you should delete the other references that there is a minimum amount of shares being offered by the company. Our prior comment 18 was only intended to result in disclosure reflecting the sale of varying amount of proceeds. However, if the company is structuring this offering as a minimum/maximum offering, completely revise the document to accurately reflect it as such and provide all the necessary disclosure (e.g. see Exchange Act Rule 10b-9).

Risk Factors, page 10

General

4. We note the statement "we expect that our initial funding, even if we receive the maximum anticipated proceeds, will be sufficient in the near term to allow us to produce and distribute our existing lines of products..." on page 12, and the statement on page 15 that your company has entered into an agreement "we believe will substantially expand our addressable customer base for our products as well as increase our sales by fulfilling purchase orders on a wholesale distribution basis." Please revise to remove these mitigating statements from your risk factors section.

5. Revise to discuss the risks that stem from the purchase and sale of your securities, which securities will be considered "penny stock" as defined by Section 3(a)(51) and Rule 3a51-1 under the Securities
Exchange Act. In addition, expand the "Plan of Distribution" section to discuss in detail the effect that the "penny stock" rules will have on investors` ability to purchase and sell your securities in the future.

6. We note your response to our prior comment 13. Since these notes have already come to maturity (April 7, 2005 through July 22, 2005), disclose conclusively whether they have been repaid and, if not, describe the material adverse effect on your business.



Management`s Discussion and Analysis, page 27

Overview, page 27

7. On page 28, you state that if the maximum number of shares are sold in your offering, you will have sufficient working capital to fund operations until the end of 2005. Please revise to disclose the amount of funding that you will need to continue operations for the next 12 months. Discuss in detail your plan to secure this needed financing if the company is not successful in selling the maximum number of shares in this offering. Clarify how the shortfall will be met, including the sources and the amount from each source that will contribute to lowering the deficiency in short-term liquidity. Disclose whether management believes it will be able to secure financing needed to fund operations for the next 12 months. See
Section III.C of the Commission`s Interpretive Release No. 33-
6835,
"Management`s Discussion and Analysis of Financial Condition and Results of Operations," found on our website at http://www.sec.gov/rules/interp/33-6835.htm.

8. Please revise to include your response to our prior comment 30.

Results of Operations for the Six Months Ended June 30, 2005 and
June
30, 2004, page 31

9. Revise your discussion to include changes in the significant balance sheet accounts from December 31, 2004 to June 30, 2005.

Results of Operations for the Years Ended December 31, 2004 and
December 31, 2003, page 34

10. Revise your discussion to include disclosure about the changes in cost of sales and gross profit for this period as well as the discussion for the six months ended June 30, 2005.

Executive Compensation, page 42

11. Please revise to provide additional disclosure regarding your restricted stock, as requested by our prior comment 48. For further guidance, please see Item 402(b)(2)(iv) of Regulation S-B, Instruction 2 to that subsection, and Interpretation J.12 of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, found on our website at http://www.sec.gov/interps/telephone/1997manual.txt.



Interest of Named Experts and Counsel, page 50

12. We note your response to prior comment 54 and we reissue that comment. Please include a consent from Traci J. Anderson, similar to the consent included from your current auditors as Exhibit 23.1.

Note A - Loss per common share, page F-9

13. We note your response to comment 55 however, pursuant to paragraph 10 of SFAS No. 128, to be issued shares should be considered outstanding common shares and included in the computation of basic earnings per share when all necessary conditions for their issuance have been satisfied. In this regard, it appears the shares sold during 2004 in the private placement and the shares earned under the service contract dated August 18, 2004 should be included in your computations. It also may be necessary for you to include the founder`s shares, depending upon the date the founders decided to issue themselves such shares, and the shares issued to key employees, depending upon the date of their employment agreements. Please revise and advise us.

Note B - Accounts Receivable, page F-12

14. It appears that your disclosure on page F-12, where you state that the Company performs substantially all collection efforts, is not consistent with your disclosure on page 29 and your response to comment 32, where you indicate that Benefactor Funding Corp. performs some of this function. Please revise or advise.

Note C - Inventory, page F-13

15. We note your disclosure on page 34 that you recorded a significant write-down of inventory to the lower of cost or market in the year ended December 31, 2004. Revise your filing to discuss this write-down here and tell us in your response to this comment where this amount is recorded in the Statement of Operations.

Note F - Notes Payable, page F-14

16. It appears that the amounts for the Unsecured Notes payable for
the year ended December 31, 2003 are incorrectly included in the
2004
table.  Please revise.

Note K - Subsequent Event, page F-16

17. Tell us in response to this comment and disclose to what the $150,000 worth of shares subscribed relates.

18. We note your response to prior comment 12. Tell us in your response to this comment how you determined that the 400,000 shares granted to Comprehensive Communications in 2004 did not represent an up-front fee. We note that in addition to this fee, it appears from
Exhibit 10.3 that you are also paying $2,000 a month for this arrangement.

Financial Statements for the Three and Six Months Ended June 30,
2005

Statements of Stockholders` Equity, page F-25

19. It appears that you have incorrectly included the shares payable to Chris Martin in your equity as of June 30, 2005 since the contract term does not begin until 7/5/05. Revise or advise.

Exhibit 5.1

20. Please revise the legal opinion to reconcile the aggregate number of securities discussed in the opinion with the total quantity registered under the Form SB-2, as requested by our prior comment
72.

























*	*	*	*

      Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Robert Littlepage, Accountant Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other
questions.


								Sincerely,


								/s/ Larry Spirgel
								Larry Spirgel
								Assistant Director














cc:	Michael L. Corrigan, Esq.
	Via Facsimile (858) 362-1441


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Mr. Don Dallape
Execute Sports, Inc.
September 8, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE